Exhibit 99.7

BLUEPRINT 2000	288b

Terminating appointment as director or secretary
Please complete in typescript, or in bold black capitals.	(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

		Day	Month	Year

Date of termination of appointment		07	10	2004

as director		X	as secretary			Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title		Mr			*Honours etc

Please insert details as previously notified to Companies House	Forename(s)	Jacques Regis

	Surname	Descours

		Day	Month	Year

† Date of Birth		28	07	1948

A serving director, secretary etc must sign the form below.

Signed	/s/ M J White	Date	7/10/2004

* Voluntary details. † Directors only. ** Delete as appropriate	(** serving secretary)
Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.
Mark White, Wolseley plc, Parkview 1220, Arlington
Business Park, Theale, Reading, RG7 4GA
Tel
DX number DX exchange

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales	DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland	DX 235 Edinburgh